Exhibit (a)(19)

AMENTMENT NO. 18
TO THE
DECLARATION OF TRUST
OF
GOLDMAN SACHS TRUST

     This AMENDMENT NO. 18 to the AGREEMENT AND DECLARATION OF TRUST (the “Declaration”) as amended, dated the 28th day of January, 1997 of Goldman Sachs Trust (the “Trust”) was made by the Trustees named below effective on July 1, 2002 pursuant to the following resolutions duly adopted by the Board of Trustees of said Trust on April 25, 2002:

     RESOLVED, that effective July 1, 2002, the Agreement and Declaration of Trust of Goldman Sachs Trust dated January 28, 1997, as amended (the “Declaration”), be further amended as contemplated in Article V and Article IX, section 8 thereof by changing the name of the existing Series of the Trust known as “Goldman Sachs Adjustable Rate Government Fund” to “Goldman Sachs Ultra-Short Duration Government Fund (the “Fund”); and

     FURTHER RESOLVED, that the President, any Vice President, the Treasurer, any Assistant Treasurer, the Secretary, and any Assistant Secretary of the Trust be, and each of them hereby is, severally authorized and empowered, in the name of the Trust, to execute and deliver an instrument in writing effecting the aforesaid amendment and to cause the same to be filed wherever in the discretion of such officer such filing is appropriate.

/s/ Ashok N. Bakhru Ashok N. Bakhru as Trustee and not individually

/s/ Patrick T. Harker Patrick T. Harker as Trustee and not individually

/s/ Mary P. McPherson Mary P. McPherson as Trustee and not individually

/s/ Wilma J. Smelcer Wilma J. Smelcer as Trustee and not individually

/s/ Richard P. Strubel Richard P. Strubel as Trustee and not individually

/s/ David B. Ford David B. Ford as Trustee and not individually

/s/ Alan A. Shuch Alan A. Shuch as Trustee and not individually

/s/ Kaysie P. Uniacke Kaysie P. Uniacke as Trustee and not individually